Entourage Mining Ltd. An Emerald and Precious Metal Exploration Company Suite 212-525 Seymour Street Vancouver BC V6B 2N7 OTCBB:ETGMF

June 8, 2004

Private Placement Completed

Entourage Mining Ltd. (“Entourage”) is pleased to announce that on June 8th, 2004 it closed a non-brokered private placement to which the Company raised net proceeds of US$209,400 (approximately CDN$285,000) from the sale of 698,000 units at a price of US$0.30 per unit. Each unit consists of one common share and one non-transferable two-year share purchase warrant. Each share purchase warrant will entitle the warrant holder to acquire one common share of the Company at US$0.40.

The securities issued pursuant to the private placement are subject to a hold period in British Columbia expiring on October 9, 2004.

Entourage Mining Ltd.

“Gregory F. Kennedy”

Gregory F.
Kennedy President

Telephone: 778-893-4471	Cell: 250-216-2299	Facsimile: 604-684-7208
Email: info@entouragemining.com